             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 1, 2001

                                  $500,000,000

                                     [LOGO]

                               EXELON CORPORATION

                          6 3/4% Senior Notes due 2011

                                   ---------

    We will pay interest on the senior notes each May 1 and November 1. The first interest payment will be made on November 1, 2001.

    We may redeem any or all of the senior notes at any time as described in this prospectus supplement. There is no sinking fund for the senior notes.

                                                                          UNDERWRITING
                                                         PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                         PUBLIC(1)         COMMISSIONS         EXELON(1)
                                                       -------------      -------------      -------------
Per Senior Note......................................     99.844%             0.65%             99.194%
Total................................................  $499,220,000        $3,250,000        $495,970,000

--------------

(1) Plus accrued interest, if any, from May 8, 2001.

    Delivery of the senior notes in book-entry form only, will be made on or about May 8, 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                          Joint Book-Running Managers

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY

                                  -----------

                         BANC ONE CAPITAL MARKETS, INC.

                                  -----------

FIRST UNION SECURITIES, INC.                                     LEHMAN BROTHERS
ABN AMRO INCORPORATED                                           BARCLAYS CAPITAL
BNY CAPITAL MARKETS, INC.                              LOOP CAPITAL MARKETS, LLC

             The date of this prospectus supplement is May 3, 2001.

                               TABLE OF CONTENTS

             PROSPECTUS SUPPLEMENT
                                         PAGE
                                          ----
ABOUT THIS PROSPECTUS SUPPLEMENT......     S-1
EXELON CORPORATION....................     S-2
USE OF PROCEEDS.......................     S-5
CAPITALIZATION........................     S-5
SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL INFORMATION...............     S-6
SELECTED UNAUDITED PRO FORMA COMBINED
  FINANCIAL INFORMATION...............     S-7
RECENT DEVELOPMENTS...................     S-8
DESCRIPTION OF THE SENIOR NOTES.......     S-9
REGARDING THE TRUSTEE.................    S-12
UNDERWRITING..........................    S-13
LEGAL MATTERS.........................    S-14
                   PROSPECTUS
                                         PAGE
                                          ----
ABOUT THIS PROSPECTUS.................       2
FORWARD-LOOKING STATEMENTS............       2
WHERE YOU CAN FIND MORE INFORMATION...       3
EXELON CORPORATION....................       4
RATIO OF EARNINGS TO FIXED
  CHARGES.............................       5
USE OF PROCEEDS.......................       5
DESCRIPTION OF DEBT SECURITIES........       5
PLAN OF DISTRIBUTION..................      16
VALIDITY OF DEBT SECURITIES...........      16
EXPERTS...............................      16

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                 --------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    This prospectus supplement and the attached prospectus contain information about our company and about the senior notes. They also refer to information contained in other documents that we file with the Securities and Exchange Commission. If this prospectus supplement is inconsistent with the prospectus or the documents that are incorporated by reference in the prospectus, rely on this prospectus supplement.

    When we refer to "Exelon," "the Company," "we," "us," or "our" in this prospectus supplement, we mean Exelon Corporation.

                               EXELON CORPORATION

    We are one of the largest public utility holding companies in the United States. Through our subsidiaries, we deliver electricity to more than 5 million customers and natural gas to 425,000 customers, own or control approximately 33,500 MW of net generation capacity, and own substantial equity interests in companies with 6,160 MW of net generation capacity and 6,250 MW of capacity under construction or in advanced development.

    On October 20, 2000, we became the parent of Commonwealth Edison Company and PECO Energy Company as a result of our merger with Unicom Corporation, the parent of ComEd. Pro forma for the merger, our 2000 revenues and operating income would have been $13.5 billion and $3.0 billion, respectively. Our total assets as of December 31, 2000 were $34.6 billion.

    We believe that the merger will provide substantial strategic and financial benefits to shareholders, employees and customers. The benefits include expanded generation capacity, an enhanced power marketing business, a broadened distribution platform, strategic fit and compatibility, a foundation for growth of unregulated businesses and cost savings.

    Through our subsidiaries, we operate in three business segments:

    - ENERGY DELIVERY, consisting of the retail electricity distribution and transmission businesses of ComEd and PECO and the natural gas distribution business of PECO.

    - GENERATION, consisting of electric generating facilities, power marketing operations and equity interests in Sithe Energies, Inc. and AmerGen Energy Company, LLC.

    - ENTERPRISES, consisting of competitive retail energy sales, energy and infrastructure services, communications and related investments.

    During January 2001, we restructured to separate our generation and other competitive businesses from the regulated energy delivery business. The non-regulated operations and related assets of ComEd and PECO were transferred to separate subsidiaries of Exelon. As part of the restructuring, ComEd and PECO entered into long-term power purchase agreements with our new generation subsidiary. The restructuring streamlined the process for managing, operating and tracking the financial performance of each business segment.

    We and various of our subsidiaries are subject to federal and state regulation. We are a registered holding company under the Public Utility Holding Company Act of 1935. ComEd is a public utility under the Illinois Public Utilities Act subject to regulation by the Illinois Commerce Commission. PECO is a public utility under the Pennsylvania Public Utility Code subject to regulation by the Pennsylvania Public Utility Commission.

    We were incorporated in February 1999 under the laws of the Commonwealth of Pennsylvania. Our principal executive offices are located at 10 South Dearborn Street, 37th Floor, Chicago, Illinois 60680-5379, and our telephone number is
(312) 394-4321.

    The following chart shows our principal subsidiaries and business segments:

                               EXELON CORPORATION
                             PRINCIPAL SUBSIDIARIES

                                    [CHART]

STRATEGY

    We follow an integrated approach to strategy based on our core competencies, operational excellence and the growth prospects of each of our businesses:

    - We believe our energy delivery business will continue to be a significant and steady source of earnings and cash flows. The primary goals for our energy delivery companies, ComEd and PECO, are to continue to deliver reliable service, to continue to improve customer satisfaction and to maintain our productive regulatory relationships.

    - We believe our generation and power marketing business will be our primary growth vehicle in the near term. We intend to develop a national generation portfolio with fuel and dispatch diversity, to realize cost savings and operational benefits of owning and operating substantial generating capacity and to optimize the value of our low-cost generating capacity through our power marketing expertise.

    - Our enterprises business will continue to focus on the development of complementary businesses, including infrastructure services, communications, retail energy sales, energy services and related investments.

ENERGY DELIVERY

    Energy Delivery consists of our regulated energy delivery operations conducted by ComEd and PECO.

    ComEd delivers electricity to 3.5 million residential, commercial, industrial and wholesale customers in northern Illinois. ComEd's service territory has an estimated population of 8.0 million, including 3.0 million in the City of Chicago. ComEd is a public utility under the Illinois Public Utilities Act and is subject to regulation by the Illinois Commerce Commission and the Federal Energy Regulatory Commission (FERC) with respect to rates, charges, transmission rates and other aspects of its business.

    PECO delivers electricity to 1.5 million residential, commercial, industrial and wholesale customers and natural gas to 425,000 residential, commercial and industrial customers in southeastern Pennsylvania. PECO's electricity delivery territory has a population of 3.6 million, including 1.6 million in the City of Philadelphia, and its natural gas delivery territory has a population of
1.9 million adjacent to the City of Philadelphia. PECO is a public utility under the Pennsylvania Public Utility Code and is subject to regulation by the Pennsylvania Public Utility Commission and FERC as to electric distribution rates, retail gas rates, transmission rates and certain other aspects of its business.

    ComEd has entered into a power purchase agreement whereby Exelon Generation will supply all of ComEd's load requirements through 2004 and all available energy from ComEd's former nuclear stations from 2005 through 2006. PECO also has entered into a power purchase agreement whereby Exelon Generation will supply all of PECO's load requirements through 2010.

GENERATION

    Exelon Generation combines the generating resources and wholesale power marketing operations of PECO and ComEd prior to our restructuring to separate our regulated and unregulated businesses. In addition to the power purchase agreements with ComEd and PECO, Exelon Generation has contracted with Exelon Energy, our competitive retail generation supplier, to meet its supply commitments pursuant to its retail generation sales agreements.

    The generating resources of Exelon Generation consist of ownership interests in generating facilities and long-term contracts for capacity, totaling approximately 33,500 MW in the aggregate. Exelon Generation also owns a 49.9% interest in Sithe, with an option to purchase the remaining 50.1% interest between December 2002 and December 2005. Sithe develops, owns and operates generating facilities. Sithe's net capacity is 10,032 MW, including projects under construction or in advanced development. In addition, Exelon Generation owns a 50% interest in AmerGen, a joint venture with British Energy plc. AmerGen's net capacity is 2,378 MW.

    Exelon Generation's wholesale power marketing group, Power Team, is one of the largest wholesale power marketers in North America. Power Team manages the output of Exelon Generation's resources to meet the load requirements of ComEd and PECO and the supply commitments of Exelon Energy. Power Team also enters into bilateral arrangements for the purchase, sale and delivery of energy and participates in the developing wholesale spot markets for electricity.

ENTERPRISES

    Enterprises combines the competitive businesses formerly held by PECO and Unicom. Enterprises consists primarily of Exelon Infrastructure Service, Inc., our infrastructure services business; Exelon Services, our energy services business; Exelon Energy, our competitive retail energy sales business; Exelon Thermal, a district cooling company; and Exelon Communications, which manages our communications investments. Enterprises also invests in new entrepreneurial companies seeking opportunities arising from deregulation.

                                USE OF PROCEEDS

    We intend to use the proceeds from the sale of the senior notes, after deducting underwriting compensation and estimated fees and expenses, to repay a portion of a $1.25 billion term loan which matures on October 12, 2001. The proceeds of the term loan were used to fund the cash portion of the consideration paid by us in the merger and our acquisition of our interest in Sithe. The average interest rate on the term loan is approximately 7.6%.

                                 CAPITALIZATION

    The following table shows our short-term debt and capitalization (1) on a consolidated basis and (2) on a consolidated basis as adjusted to reflect this offering and the use of the proceeds from this offering as set forth under "Use of Proceeds" above. This table should be read in conjunction with the consolidated financial statements and related notes of Exelon for the year ended December 31, 2000, incorporated by reference in the prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                                                          AS OF DECEMBER 31, 2000
                                                        ---------------------------
                                                                      AS ADJUSTED
                                                         ACTUAL     FOR OFFERING(A)
                                                        ---------   ---------------
                                                              ($ IN MILLIONS)
Short-term debt(b)....................................   $ 2,281        $ 1,785

Capitalization:
  Long-term debt:
    Transition bonds(c)...............................   $ 6,982        $ 6,982
    Other long-term debt..............................     5,976          6,476
  Preferred securities of subsidiaries................       630            630
  Shareholders' equity................................     7,215          7,215
                                                         -------        -------
      Total capitalization............................   $20,803        $21,303
                                                         =======        =======

--------------

(a) Reflects payment of $496 million of short-term indebtedness from the proceeds of this offering.

(b) Includes current maturities of long-term debt of $908 million, of which $467 million are transition bonds.

(c) Transition bonds represent transition notes and bonds issued by subsidiaries of ComEd and PECO to securitize portions of their respective stranded cost recovery. Includes unamortized discount of $109 million.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

    The following financial information about Exelon is only a summary. Exelon acquired Unicom on October 20, 2000 in a business combination accounted for under the purchase method of accounting. The results of Unicom are included in Exelon's financial results since the acquisition date. You should read the following together with the historical consolidated financial statements of Exelon and the related notes incorporated by reference in the prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                       YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                                1998             1999             2000
                                                              --------         --------         --------
                                                                           ($ IN MILLIONS)
INCOME STATEMENT DATA
  Operating revenues........................................   $5,325           $5,478           $7,499
  Operating income..........................................    1,268            1,373            1,527
  Net income................................................      500              570              586

CASH FLOW DATA
  EBITDA(a).................................................   $2,033           $1,731           $2,134
  Cash interest paid(b).....................................      385              350              519
  Capital expenditures......................................      415              491              752
  Cash flow from operations.................................    1,486              883            1,096

                                                                 AS OF DECEMBER 31,
                                                              -------------------------
                                                                1999             2000
                                                              --------         --------
                                                                   ($ IN MILLIONS)
BALANCE SHEET DATA
  Property, plant and equipment, net........................  $ 5,004          $12,936
  Total assets..............................................   13,087           34,597
  Long-term debt(c).........................................    5,969           12,958
  Preferred securities of subsidiaries......................      321              630
  Shareholders' equity......................................    1,773            7,215

--------------

(a) EBITDA is defined as operating income plus depreciation and amortization as reported in the consolidated statements of cash flows. EBITDA is not a measure of performance under generally accepted accounting principles
    (GAAP). While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

(b) Includes cash interest paid of none, $107 million and $307 million in connection with transition bonds for 1998, 1999 and 2000, respectively.

(c) Excludes current maturities of $128 million and $908 million in 1999 and 2000, respectively.

          SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    We present below selected unaudited pro forma combined financial information for the years ended December 31, 1999 and December 31, 2000. The selected pro forma financial information gives effect to the merger as if it had occurred at the beginning of the periods presented. Merger-related costs of $367 million ($220 million, net of income taxes) have been excluded from the pro forma information below. The pro forma information also gives effect to the December 1999 sale by ComEd of its fossil generating assets as if it had occurred at the beginning of 1999.

    This information does not purport to represent what the results of operations of Exelon would actually have been had the merger occurred at January 1, 1999 or January 1, 2000 or to project Exelon's results of operations for any future period or date. The data set forth below should be read together with the historical financial statements and notes of Exelon incorporated by reference into the prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                1999             2000
                                                              --------         --------
                                                                   ($ IN MILLIONS)
INCOME STATEMENT DATA
  Operating revenues........................................  $12,225          $13,508
  Operating income..........................................    3,086            2,987
  Net income................................................    1,156            1,216

CASH FLOW DATA
  EBITDA(a).................................................  $ 4,180          $ 4,554
  Cash interest paid........................................      948              947
  Capital expenditures......................................    1,948            1,923
  Cash flow from operations.................................    2,243            1,278

--------------

(a) EBITDA is defined as operating income plus depreciation and amortization as reported in the consolidated statements of cash flows. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

                              RECENT DEVELOPMENTS

    Our first quarter 2001 revenues were $3,823 million compared to revenues for the prior year period of $1,353 million, which represent the results of PECO and do not reflect the effects of the October 20, 2000 merger with Unicom. Pro forma first quarter 2000 revenues, assuming the merger occurred on January 1, 2000, were $2,987 million. The higher 2001 revenues are due primarily to increases in wholesale and unregulated revenues, resulting in part from a 98.8% capacity factor for the nuclear units.

    Our first quarter 2001 earnings before interest and income taxes were $941 million, of which approximately three-fourths were contributed by Energy Delivery. The balance, partially offset by a loss in Enterprises, was contributed by Exelon Generation.

    We reported earnings of $399 million for the first quarter of 2001. Operating earnings of $387 million exclude a $12 million after-tax benefit from the implementation of a new accounting standard on accounting for derivatives (FASB 133).

    The selected unaudited financial information presented below represents our actual results for the quarter ended March 31, 2000; our pro forma results for the quarter ended March 31, 2000, assuming the merger with Unicom occurred on January 1, 2000; and our actual results for the quarter ended March 31, 2001.

                                                       THREE MONTH PERIOD ENDED
                                                               MARCH 31,
                                                    -------------------------------
                                                            2000
                                                    --------------------     2001
                                                     ACTUAL    PRO FORMA    ACTUAL
                                                    --------   ---------   --------
                                                            ($ IN MILLIONS)
INCOME STATEMENT DATA
  Revenues........................................   $1,353     $2,987      $3,823
  Earnings before interest and income taxes.......      365        725         941
  Net income......................................      191        344         399

                        DESCRIPTION OF THE SENIOR NOTES

    We will issue the senior notes under the indenture, dated as of May 1, 2001, between Exelon and Chase Manhattan Trust Company, N.A., as trustee. The senior notes constitute senior debt securities, as described in the accompanying prospectus, and will contain all of the terms described in the accompanying prospectus under the heading "Description of Debt Securities." The senior notes will also contain the additional covenants and provisions regarding events of default as described below.

GENERAL

    The indenture provides for issuance from time to time of debentures, notes (including the senior notes issued in this offering) and other evidences of our indebtedness in an unlimited amount. We may issue additional securities under the indenture from time to time.

    The senior notes will be unsecured and unsubordinated and will rank equally with all of our other unsecured and unsubordinated indebtedness and other obligations.

    Interest on the senior notes accrues at the rate of 6 3/4% per year. Interest will accrue from May 8, 2001 or from the most recent interest payment date to which interest has been paid or provided for. Interest is payable twice a year to holders of record at the close of business on the April 15 or October 15 immediately preceding the interest payment date. Interest payment dates will be May 1 and November 1 of each year beginning on November 1, 2001. The senior notes will mature on May 1, 2011.

    We will issue the senior notes only in registered form in denominations of $1,000 and multiples thereof. The senior notes initially will be issued in book-entry form only.

REDEMPTION AT OUR OPTION

    We may redeem the senior notes in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the senior notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, plus accrued interest on the principal amount being redeemed to the redemption date.

    "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the senior notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such senior notes.

    "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Independent Investment Banker" means one of the Reference Treasury Dealers (as defined below) appointed by the trustee after consultation with us.

    "Reference Treasury Dealer" means each of Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., Banc One Capital Markets, Inc., their respective successors, and two other primary U.S. Government securities dealers in The City of New York (a "Primary Treasury Dealer") selected by us. If any Reference Treasury Dealer shall cease to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that dealer.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of senior notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the senior notes or portions thereof called for redemption.

ADDITIONAL NOTES

    The senior notes are initially being offered in the principal amount of $500 million. We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP number(s) as the senior notes being offered hereby.

ADDITIONAL COVENANTS

    LIMITATION UPON LIENS ON STOCK OF CERTAIN SUBSIDIARIES

    For so long as any senior notes remain outstanding, we will not create or incur or allow any of our subsidiaries to create or incur any pledge or security interest on (1) any of the capital stock of, or other equity interests in, PECO, ComEd or Exelon Generation and (2) any of the capital stock of, or other equity interests in, our subsidiaries which directly hold the capital stock of or other equity interests in PECO, ComEd or Exelon Generation, in each case held by us or one of our subsidiaries on the issue date of the senior notes.

    LIMITATION UPON MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS

    The indenture provides that we will not consolidate with or merge into, or transfer all or substantially all of our assets to, another company, unless:

    - that company is organized under the laws of the United States or a state or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a state;

    - that company assumes by supplemental indenture all of our obligations under the indenture and the senior notes; and

    - immediately prior to and after giving effect to the transaction, no default exists under the indenture.

    The successor shall be substituted for us as if it had been an original party to the indenture and the senior notes. Thereafter, the successor may exercise our rights and powers under the indenture, the senior notes, and all of our obligations under those documents will terminate.

EVENTS OF DEFAULT

    In addition to the events of default described in the accompanying prospectus under the heading "Description of Debt Securities--Events of Default," an event of default under the senior notes will include our failure to pay principal at maturity or acceleration following a default in an aggregate amount of $50 million or more with respect to any of our Indebtedness, or the acceleration of any of our Indebtedness aggregating
$50 million or more which default is not cured, waived or postponed pursuant to an agreement with the holders of the Indebtedness within 30 days after written notice as provided in the indenture governing the senior notes, or the acceleration is not rescinded or annulled within 30 days after written notice as provided in the indenture governing the senior notes.

    As used in the immediately preceding paragraph, "Indebtedness" means the following obligations of Exelon Corporation:

    - all obligations for borrowed money;

    - all obligations evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made;

    - all obligations under conditional sale or other title retention agreements relating to property purchased by us to the extent of the value of the property (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of our business); and

    - all obligations issued or assumed as the deferred purchase price of property or services purchased by us which would appear as liabilities on our balance sheet.

RATINGS

    Moody's Investors Service, Standard and Poor's Rating Service, and Fitch currently rate our senior unsecured debt Baa2, BBB+ and BBB+, respectively.

    A rating reflects only the views of a rating agency and is not a recommendation to buy, sell or hold the senior notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides the circumstances warrant that change. Each rating should be evaluated independently of any other rating.

                             REGARDING THE TRUSTEE

    Chase Manhattan Trust Company, N.A. will act as trustee and registrar for debt securities issued under the indenture and, initially, will also act as transfer agent and paying agent with respect to the debt securities.
(Sections 3.1, 3.2) The holders of a majority of the senior notes may remove the trustee with or without cause, at any time, and appoint a successor trustee. (Section 6.11) The trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for us or our affiliates, and may otherwise deal with us or our affiliates, as if it were not the trustee.

    An affiliate of the trustee is a participating lender with respect to our existing 364 Day Credit Agreement and acts as issuing and paying agent for commercial paper programs for us and ComEd. Mutual fund accounts are also established with J.P. Morgan Chase for us and certain of our affiliates.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated May 3, 2001, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as joint book-running managers, and, together with Banc One Capital Markets, Inc., are acting as representatives, the following respective principal amounts of the senior notes:

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
                        -----------                           ------------
Credit Suisse First Boston Corporation......................  $125,000,000
Salomon Smith Barney Inc....................................   125,000,000
Banc One Capital Markets, Inc...............................   125,000,000
First Union Securities, Inc.................................    60,000,000
Lehman Brothers Inc.........................................    25,000,000
ABN AMRO Incorporated.......................................    10,000,000
Barclays Capital Inc........................................    10,000,000
BNY Capital Markets, Inc....................................    10,000,000
Loop Capital Market, LLC....................................    10,000,000
                                                              ------------
    Total...................................................  $500,000,000
                                                              ============

    The underwriting agreement provides that the underwriters are obligated to purchase all of the senior notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of senior notes may be terminated.

    The underwriters propose to offer the senior notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.40% of the principal amount per senior note. The underwriters and selling group members may allow a discount of 0.25% of the principal amount per senior note on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

    We estimate that our out-of-pocket expenses for this offering will be approximately $250,000.

    The senior notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the senior notes. However, they are not obligated to do so and may discontinue making a secondary market for the senior notes at any time without notice. No assurance can be given as to how liquid the trading market for the senior notes will be.

    We intend to use the net proceeds from the sale of the senior notes to repay indebtedness owed by us to lenders under a term loan, for which Bank One, N.A., Credit Suisse First Boston Corporation and Citibank, N.A., affiliates of the representatives for the underwriters, served as administrative agent, documentation agent and syndication agent, respectively, and also are lenders thereunder. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

    John W. Rogers, Jr., a member of our board of directors, also serves on the board of directors of Bank One Corporation.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

    The underwriters and/or their affiliates have in the past and may in the future provide investment and commercial banking and other related services to us and our subsidiaries in the ordinary course of business, for which the underwriters and/or their affiliates have received or may receive customary fees and reimbursement of their out-of-pocket expenses. Affiliates of the representatives serve as administrative, documentation and syndication agents under our term loan and Credit Suisse First Boston Corporation serves as the dealer for our, and certain of our subsidiaries', commercial paper programs.

    In connection with the offering, underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of senior notes in excess of the principal amount of the senior notes the underwriters are obligated to purchase, which creates a syndicate short position.

    - Syndicate covering transactions involve purchases of the senior notes in the open market after the distribution has been completed in order to cover syndicate short positions.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the senior notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the senior notes or preventing or retarding a decline in the market price of the senior notes. As a result, the price of the senior notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate securities to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                                 LEGAL MATTERS

    The validity of the senior notes will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania. Certain legal matters relating to the senior notes will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois. Winston & Strawn provides legal services to Exelon and its subsidiaries from time to time.

PROSPECTUS

                                 $1,500,000,000

                               Exelon Corporation

                                Debt Securities

                                   ---------

    Exelon Corporation may offer from time to time, together or separately, one or more series of its unsecured debt securities. These debt securities will rank equally in terms of payment with all of our other unsubordinated and unsecured indebtedness.

    When a particular series of debt securities is offered, we will prepare and issue a supplement to this prospectus setting forth the particular terms of the offered debt securities. You should read this prospectus and any prospectus supplement carefully before you make any decision to invest in the debt securities. This prospectus may not be used to consummate sales of the securities offered by this prospectus unless accompanied by a prospectus supplement.

    The aggregate initial public offering price of all debt securities which may be sold under this prospectus will not exceed $1,500,000,000.

                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                            ------------------------

                   The date of this prospectus is May 1, 2001

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that Exelon filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may, from time to time, sell debt securities with different terms and provisions in one or more offerings of one or more series. The aggregate principal amount of debt securities which we may offer under this prospectus is $1,500,000,000. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                           FORWARD-LOOKING STATEMENTS

    This prospectus, any accompanying prospectus supplement, and the additional information described under the heading Where You Can Find More Information may contain forward-looking statements within the meaning of the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," or similar expressions, we are making forward-looking statements.

    Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. These factors include, but are not limited to:

    - the ongoing restructuring of the electric industry;

    - the outcome of regulatory proceedings relating to restructuring;

    - regulatory, tax, and environmental legislation;

    - our ability to successfully compete outside our traditional regulated markets;

    - regional economic conditions, which could affect customer growth;

    - the cost of debt and equity capital;

    - weather variations affecting customer usage;

    - the degree to which and the speed with which competition changes the utility industry;

    - technological developments in the electric industry;

    - successfully managing market risk; and

    - other uncertainties, all of which are difficult to predict and many of which are beyond our control.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

    Exelon is a Pennsylvania corporation that files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference rooms at the following locations:

Public Reference Room        New York Regional Office     Chicago Regional Office
450 Fifth Street, N.W.       7 World Trade Center         Citicorp Center
Room 1024                    Suite 1300                   500 West Madison Street
Washington, D.C. 20549       New York, NY 10048           Suite 1400
                                                          Chicago, IL 60661-2511

INCORPORATION BY REFERENCE

    Please call the SEC at 1-800-SEC-0330 for additional information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information about Exelon may also be inspected at the offices of the New York Stock Exchange, which is located at 20 Broad Street, New York, New York 10005.

    The SEC allows Exelon to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in any supplement to this prospectus.

    This prospectus incorporates by reference the documents that Exelon has filed with the SEC. These documents contain important business and financial information about Exelon that is not included in or delivered with this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC (file no. 001-16169) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the debt securities.

    - Annual report on Form 10-K for the year ended December 31, 2000;

    - Amended current report on Form 8-K/A filed on November 15, 2000; and

    - Current reports on Form 8-K filed on March 16, 2001, April 4, 2001, and April 27, 2001.

    You may request a copy of these filings, other than exhibits not specifically incorporated by reference therein, which will be provided to you without charge, by writing or telephoning:

           Director, Investor Relations
           Exelon Corporation
           37th Floor
           10 South Dearborn Street
           Post Office Box 805379
           Chicago, IL 60680-5379
           Telephone: (312) 394-8354

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                               EXELON CORPORATION

    Exelon (NYSE: EXC) is a leading provider of energy services in the United States. As the result of a merger between PECO Energy Company and Unicom Corporation, Exelon, together with our affiliates, has become one of the nation's largest electric utilities. We are a utility services holding company engaged, through our subsidiaries, in the production, purchase, transmission, distribution and sale of electricity to 5 million retail customers and in the wholesale market, and the distribution and sale of natural gas to 425,000 retail customers. We are the largest nuclear operator in the United States. We also provide power marketing, deregulated energy, telecommunications and infrastructure services.

    We, through our subsidiaries, including PECO Energy Company and Commonwealth Edison Company, operate in three business segments:

    - ENERGY DELIVERY, consisting of the retail electricity distribution and transmission businesses of ComEd in northern Illinois and PECO in southeastern Pennsylvania and the natural gas distribution business of PECO in the Pennsylvania counties surrounding the City of Philadelphia.

    - GENERATION, consisting of electric generating facilities, power marketing operations and equity interests in Sithe Energies, Inc. and AmerGen Energy Company, LLC.

    - ENTERPRISES, consisting of competitive retail energy sales, energy and infrastructure services, communications and related investments.

    During January 2001, we undertook a restructuring to separate our generation and other competitive businesses from our regulated energy delivery business. As part of the restructuring, the non-regulated operations and related assets of ComEd and PECO were transferred to separate subsidiaries. Restructuring will streamline the process for managing, operating and tracking financial performance of each business segment.

    Our executive offices are located at 10 South Dearborn Street, 37th Floor, Chicago, Illinois 60680-5379 and our telephone number is (312) 394-4321.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the historical ratio of our earnings to fixed charges for each of the periods indicated.

                      YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------
1996          1997            1998            1999            2000
----        --------        --------        --------        --------
3.29          2.71            3.60            3.52            2.64

    The ratios of earnings to fixed charges represent, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income plus fixed charges and taxes based on our income. Fixed charges consist of interest on funded indebtedness, other interest, amortization of net gain on reacquired debt and net discount on debt and the interest portion of all rentals charged to income. For the purposes of calculating these ratios, income from continuing operations (1) for 2000 does not include the extraordinary charge against income of $6 million ($4 million net of income taxes) or the cumulative effect of a change in accounting principle which increased income $40 million ($24 million net of income taxes), (2) for 1999 does not include the extraordinary charge against income of $62 million ($37 million net of income taxes), (3) for 1998 does not include the extraordinary charge against income of $33 million ($20 million net of income taxes) and (4) for 1997 does not include the extraordinary charge against income of $3.1 billion ($1.8 billion net of income taxes). The ratio of earnings to fixed charges reflects operations of Unicom Corporation (the former parent of ComEd) since October 20, 2000, the date of the merger.

    The following table sets forth the pro forma ratio of our earnings to fixed charges for each of the periods indicated. The pro forma ratios give effect to our merger with Unicom Corporation as if it occurred on January 1, 1999 and 2000, respectively.

      YEARS ENDED
     DECEMBER 31,
-----------------------
1999             2000
----           --------
2.99             2.93

                                USE OF PROCEEDS

    The net proceeds from the sale of the debt securities will be added to our general funds and will be used for the repayment of outstanding indebtedness and for general corporate purposes, all as more specifically set forth in a prospectus supplement.

                         DESCRIPTION OF DEBT SECURITIES

    The debt securities will be our direct, unsecured obligations and may be issued from time to time in one or more offerings of one or more series. The debt securities will be issued under an Indenture to be entered into between us and Chase Manhattan Trust Company, N.A., as trustee. The form of Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. Selected provisions of the Indenture have been summarized below. The summary is not complete and many of the terms contained in the following summary may be modified in the accompanying prospectus supplement. You should read the Indenture for provisions that may be important to you. In the summary below, we include references to section numbers of the Indenture so that you can easily locate these provisions and, when appropriate, we also included references to sections of the Trust Indenture Act.

GENERAL PROVISIONS OF THE INDENTURE

    The debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

    Because we are a holding company that conducts all of our operations through our subsidiaries, holders of debt securities will generally have a junior position to claims of creditors of those subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders other than, in each case, where we are the creditor or stockholder. Our subsidiaries have ongoing corporate debt programs used to finance their business activities. As of December 31, 2000, our subsidiaries had approximately $13.5 billion of outstanding debt. We do not have any preferred stock outstanding, but our subsidiary PECO has outstanding preferred stock with an aggregate value of $174 million. ComEd, another of our subsidiaries, has less than 1% of its shares of common stock held by non-affiliates. Finance subsidiaries of each of PECO and ComEd have preferred stock outstanding, with an aggregate value of $128 million and $328 million, respectively. If distributions are not timely made on any of this preferred stock, PECO or ComEd, as the case may be, may not pay dividends on its common stock, which may adversely affect our ability to make payment on these debt securities.

    The Indenture provides that any debt securities proposed to be sold by this prospectus and the accompanying prospectus supplement, as well as other of our unsecured debt securities, may be issued under the Indenture in one or more series, in each case as authorized by us from time to time. The particular terms of any series of debt securities and any modifications of or additions to the general terms of the debt securities described in this prospectus will be described in the prospectus supplement for that series. Accordingly, for a description of the terms of any series of debt securities, you should refer to both the prospectus supplement relating to that series and the description of debt securities, set forth in this prospectus.

    The applicable prospectus supplement for a series of debt securities that we issue will describe, among other things, the following terms of the offered debt securities:

    - the title;

    - any limit on the aggregate principal amount;

    - whether issued in the form of one or more global securities and whether all or a portion of the principal amount of the debt securities is represented thereby;

    - the price or prices at which the debt securities will be issued;

    - the date or dates on which principal is payable which may range from nine months to 30 years for medium-term debt securities and more than 30 years for long-term debt securities;

    - interest rates (which may be fixed or floating rates), and the dates from which interest, if any, will accrue, and the dates when interest is payable;

    - the right, if any, to extend the interest payment periods and the duration of the extensions;

    - additional covenants for the benefit of the holders of debt securities;

    - our rights or obligations to redeem or purchase the debt securities;

    - any sinking fund provisions;

    - the terms applicable to any debt securities issued at a discount from their stated principal amount;

    - the portion of the principal amount payable upon acceleration of maturity as a result of a default on our obligations, if other than the entire principal amount of the debt securities when issued;

    - whether and under what circumstances we will pay additional amounts on our debt securities to any holder who is not a United States person in respect of any tax, assessment or governmental charge attributable to that person and, if so, whether we will have the option to redeem those debt securities rather than pay those additional amounts; and

    - any other specific terms of any debt securities.

    If applicable, the prospectus supplement will also include a discussion of federal income tax considerations relevant to the debt securities being offered.

    We may issue debt securities that provide for less than the entire principal amount to be payable upon declaration of acceleration of the maturity of those debt securities, which are commonly referred to as "original issue discount securities." Federal income tax and other considerations pertaining to any original issue discount securities will be discussed in the applicable prospectus supplement.

    We are not restricted by the Indenture from incurring indebtedness and you are not protected from a highly leveraged or similar transaction involving us. You should refer to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or the covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, REGISTRATION AND TRANSFER

    Debt securities of a series may be issuable solely as registered securities (registered in our books in the name of the holder thereof). The Indenture also provides that debt securities of a series may be issuable in global form. See "Book-Entry Debt Securities." Unless otherwise provided in the prospectus supplement, debt securities denominated (other than global securities, which may be of any denomination) are issuable in United States dollars in denominations of $1,000 or any integral multiples of $1,000. (Section 2.7 of the Indenture).

    Debt securities will be exchangeable for other debt securities of the same series and maturity. (Section 2.8 of the Indenture).

    Debt securities of a series may be presented for registration of transfer, and debt securities of a series may be presented for exchange, (1) at each office or agency required to be maintained by us for payment of that series as described in "Payment and Paying Agents", and (2) at each other office or agency that we may designate from time to time for that purpose. No service charge will be made for any transfer of debt securities, but we may require payment of any tax or other governmental charge payable in connection therewith. (Section 2.8 of the Indenture).

    We will not be required to:

    - issue, register the transfer of or exchange debt securities during a period beginning at the opening of business 15 days preceding the first mailing of notice of redemption of debt securities of that series to be redeemed; or

    - register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part.

(Section 2.8 of the Indenture).

PAYMENT AND PAYING AGENTS

    Principal, premium, if any, and interest, if any, on debt securities will be payable at any office or agency to be maintained by us in New York, New York, except that at our option, interest may be paid (1) by check mailed to the address of the person entitled thereto as that address appears in our security register or (2) by wire transfer to an account maintained by the person entitled thereto as specified in our security register. (Section 3.1 of the Indenture). Payment of any installment of interest on debt securities will be made to the person in whose name the debt security is registered at the close of business on the regular record date for interest. (Section 2.7 of the Indenture).

    We may from time to time designate additional offices or agencies, approve a change in the location of any office or agency and, except as provided above, rescind the designation of any office or agency.

EVENTS OF DEFAULT

    Unless otherwise provided for in the prospectus supplement, we will be subject to an "event of default" under the Indenture if any of the following occurs:

    - failure to pay interest for 30 days after the date payment is due and payable; PROVIDED that if we extend an interest payment period in accordance with the terms of the debt securities, the extension will not be a failure to pay interest;

    - failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

    - failure to make any sinking fund payments when due;

    - failure to perform other covenants under the Indenture for 60 days after the trustee has notified us that performance was required;

    - bankruptcy, insolvency or reorganization of our company; or

    - any other event of default provided in the applicable resolution of our Board of Directors under which we issue a series of debt securities.

(Section 5.1 of the Indenture).

    An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the Indenture. If an event of default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of outstanding debt securities of each affected series may declare the entire principal amount of all the debt securities of that series (or, if the debt securities of that series are original issue discount securities, that portion of the principal amount as may be specified in the terms thereof) to be due and payable immediately. (Section 5.1 of the Indenture).

    Where an event of default has occurred and is continuing with respect to the outstanding debt securities of a series, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the holders of the outstanding debt securities of that series, unless those holders have offered the trustee reasonable indemnity against the expenses and liabilities that it might incur in compliance with the request that the trustee take action in response to an event of default. Subject to these provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of a series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 5.9 of the Indenture).

    The holders of a majority in principal amount of the outstanding debt securities of a series may, on behalf of the holders of all debt securities of that series, waive any past default under the Indenture with respect to that series and its consequences, except a default (1) in payment of the principal of (or premium, if any) or interest, or any additional amounts payable in respect of any debt security of that series or (2) in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each affected outstanding debt security of that series. (Section 5.10 of the Indenture)

    The Indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under the Indenture unless:

    - the holder has previously given to the trustee written notice of default and continuance of that default;

    - the holders of at least 25% in principal amount of the affected outstanding debt securities have requested that the trustee institute the action;

    - the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

    - the trustee has not instituted the action within 60 days of the request;
      and

    - the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of that series.

(Sections 5.6 and 5.7 of the Indenture).

    We will be required to file annually with the trustee a certificate, signed by an officer of our company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the Indenture. (Section 3.5 of the Indenture). The Indenture provides that the trustee may withhold notice of a default (except payment defaults) to the holders of debt securities of the series to which the default applies if the trustee considers it in the interests of those holders of those debt securities to do so. (Section 5.11 of the Indenture).

COVENANTS

    The Indenture provides that we comply with the following covenants:

    - punctual payment of principal and interest on the debt securities;

    - if the debt securities are no longer in book-entry form, maintain an office in New York, New York where debt securities may be presented for payment, exchange and transfer;

    - to appoint a trustee to fill any vacancy;

    - to issue a certificate to the trustee on January 31 each year indicating whether we have complied with all covenants and conditions in the Indenture;

    - maintain our corporate existence; and

    - pay our taxes and other assessments and claims as they become due, unless they are being contested in good faith.

MERGER OR CONSOLIDATION

    The Indenture provides that we may not consolidate with or merge with or into any other corporation or other person or convey or transfer our properties or assets in their entirety or substantially in their entirety to any corporation or other person, unless we are the continuing corporation or the other corporation or other person is organized under the laws of the United States or any state or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the United States or a state and assumes by supplemental indenture all of our obligations under the Indenture and the debt securities issued thereunder and immediately after the transaction no default exists.

MODIFICATION OR WAIVER

    The Indenture provides that we and the trustee may modify and amend the Indenture and enter into supplemental indentures without the consent of any holders of debt securities to:

    - evidence the assumption by a successor corporation of our obligations;

    - add covenants for the protection of the holders of debt securities;

    - cure any ambiguity or correct any inconsistency in the Indenture, PROVIDED that this action does not adversely affect the interests of holders of any series of debt securities in any material respect; and

    - evidence and provide for the acceptance of appointment by a successor trustee.

(Section 8.1 of the Indenture).

    The Indenture also provides that we and the trustee may, with the consent of the holders, add, eliminate or modify in any way the provisions of the Indenture or modify in any manner the rights of the holders of the debt securities. Consent of the holders means holders of not less than a majority in aggregate principal amount of debt securities of all affected series then outstanding, voting as one class. (Section 8.2 of the Indenture). We cannot do this, however, for those matters requiring the consent of each holder as described below.

    We and the trustee may not without the consent of the holder of each outstanding debt security affected thereby:

    - extend the final maturity of any debt security;

    - reduce the principal amount or premium, if any;

    - reduce the rate or extend the time of payment of interest;

    - reduce any amount payable on redemption;

    - reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

    - impair the right to sue for the enforcement of any payment on any debt security when due; or

    - reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the Indenture.

    In determining whether the holders of the requisite principal amount of outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture, (1) the principal amount of an original issue discount security that will be deemed to be outstanding will be the amount of the principal thereof that would then be due and payable upon acceleration of the maturity thereof and (2) debt securities owned by us or any other obligor upon the debt securities or any affiliate of ours or of any other obligor will be disregarded. (Section 7.4 of the Indenture).

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SATISFACTION AND DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    We can discharge or defease our obligations under the Indenture as stated below or as provided in the prospectus supplement.

    We may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are to become due and payable, or are scheduled for redemption, within one year. We may discharge these obligations by irrevocably depositing with the trustee cash or U.S. "Government Obligations" (as defined below), as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of and interest on the debt securities and any mandatory sinking fund payments. (Section 9.1 of the Indenture).

    We may also discharge any and all of our obligations to holders of any series of debt securities at any time, referred to as "defeasance." We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the Indenture, and we may avoid complying with those covenants without creating an event of default under the Indenture, referred to as "covenant defeasance." We may effect defeasance and covenant defeasance only if, among other things:

    - we irrevocably deposit with the trustee cash or U.S. Government Obligations, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal, and interest on all outstanding debt securities of that series; and

    - we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that (1) in the case of covenant defeasance, the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of that defeasance, and will be subject to tax in the same manner and at the same time as if no covenant defeasance had occurred and (2) in the case of defeasance, either we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in applicable U.S. federal income tax law, and based thereon, the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of that defeasance, and will be subject to tax in the same manner as if no defeasance had occurred.

(Section 9.1 of the Indenture).

    Although we may discharge or decrease our obligations under the Indenture as described in the two preceding paragraphs, we may not avoid, among other things, the rights and obligations of the trustee under the Indenture, to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities. (Section 9.1 of the Indenture).

    If we effect covenant defeasance with respect to any debt securities and those debt securities are declared due and payable because of the occurrence of any event of default other than the event of default resulting from a failure to comply with any covenant in the Indenture after the notice served therefor has elapsed, the amount of Government Obligations and funds on deposit with the trustee will be sufficient to pay amounts due on those debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on those debt securities at the time of the acceleration resulting from that event of default. In that case, we would remain liable to make payment of those amounts due at the time of acceleration. (Section 9.1 of the Indenture).

    If the trustee or any paying agent is prevented by a court or governmental authority from applying any money deposited with the trustee in accordance with the Indenture, then our obligations under the Indenture and the debt securities shall be revived and reinstated as though no deposit had occurred

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pursuant to the Indenture. Thereafter, our obligation will continue until such time as the trustee or paying agent is permitted to apply all money in accordance with the Indenture. Any payment of principal of (or premium, if any) or interest that we make on any debt security following the reinstatement of our obligations will be subrogated to the rights of the holders of those debt securities to receive such payment from the money held by the trustee or paying agent.

    As used above, "Government Obligations" means securities that are (1) direct obligations of the United States or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which are not callable or redeemable at the option of the issuer thereof. (Section 9.1 of the Indenture).

BOOK-ENTRY DEBT SECURITIES

    We may issue the debt securities of a series in whole or in part in the form of one or more fully registered debt global securities and in either temporary or permanent form and we refer to each of these as a "global security". Unless otherwise provided in the prospectus supplement, debt securities that are represented by a global security will be issued in denominations of $1,000 and any integral multiple thereof, and will be issued in registered form only. Payments of principal of (and premium, if any) and interest, if any, on debt securities represented by a global security will be made by us to the trustee, and then by the trustee to the depository.

    We will deposit any registered global securities with a depository or with a nominee for a depository identified in the applicable prospectus supplement and registered in the name of that depository or nominee. We anticipate that any global securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, that these global securities will be registered in the name of DTC's nominee, and that the following provisions will apply to the depository arrangements with respect to any global securities:

    - ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee for that global security, these persons being referred to as "participants," or persons that may hold interests through participants;

    - upon the issuance of a global security, DTC or its nominee will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the debt securities represented by the global security beneficially owned by the participants;

    - any dealers, underwriters, or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

    - ownership of beneficial interest in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for that global security for interests of participants, and on the records of participants for interests of persons holding through participants.

    The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities. Additional or differing terms of the depository arrangements will be described in the prospectus supplement.

    So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole holder of the debt securities represented by that global

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security for all purposes under the Indenture. Except as stated below, owners of beneficial interests in a global security:

    - will not be entitled to have the debt securities represented by a global security registered in their names;

    - will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

    - will not be considered the owners or holders of the debt securities under the Indenture.

    Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC for the global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the Indenture.

    Neither we, any underwriter or agent, the trustee nor the paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

    We will issue individual debt securities in certificated form in exchange for the relevant global securities if (1) DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days following notice to us, (2) we determine, in our sole discretion, not to have any debt securities represented by one or more global securities, or (3) an event of default under the Indenture has occurred and is continuing with respect to that series of debt securities. If debt securities are issued in certificated form, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities in certificated form of like tenor and rank, equal in principal amount to that beneficial interest and to have those debt securities in certificated form registered in its name. Unless otherwise provided in the prospectus supplement, debt securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form.

    The following is based on information furnished by DTC and we assume no responsibility for its content:

    DTC will act as securities depository for the debt securities. The debt securities will be issued as one or more fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee).

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

    DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either

                                       13
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directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

    Purchases of debt securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in debt securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

    To facilitate subsequent transfers, the debt securities are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. or such other nominee effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC's records reflect only the identity of the Direct Participants to whose accounts debt securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

    Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

    Neither DTC nor Cede & Co. (or other nominee) consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

    Payments of principal of (and premium, if any) and interest on the debt securities will be made to Cede & Co. or other nominee. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers or registered in street name, and will be the responsibility of such Participant and not of DTC, the paying agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal (and premium, if any) and interest to DTC will be the responsibility of us or the paying agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

    DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us or the paying agent. Under such circumstances,

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in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered.

    We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that we believe are reliable, but we take no responsibility for the accuracy thereof.

    Unless stated otherwise in the prospectus supplement, the underwriters or agents with respect to a series of debt securities issued as global securities will be Direct Participants in DTC.

INFORMATION ABOUT THE TRUSTEE

    The Indenture provides that there may be more than one trustee under the Indenture, each for one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee under the Indenture separate and apart from the trust administered by any other trustee under the Indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by that trustee only on the one or more series of debt securities for which it is the trustee under the Indenture. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series will be made by the trustee for that series at an office designated by the trustee.

    The trustee may resign at any time and if the trustee resigns, we will appoint a successor trustee. We may remove the trustee if the trustee fails to satisfy the eligibility requirements of the Trust Indenture Act, fails to comply with the Trust Indenture Act, is incapable of acting or if the trustee becomes bankrupt or insolvent and, upon removal, we will appoint a successor trustee. The holders of a majority in aggregate principal amount of the debt securities of each series may remove the trustee for that series at any time and, upon removal, we will appoint a successor trustee. (Section 6.11 of the Indenture).

    If the trustee becomes a creditor of Exelon, the Indenture places limitations on the rights of the trustee to obtain payment of claims directly or from property received in respect of that claim as security or otherwise. The trustee may engage in other transactions. If the trustee acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee. (Section 6.9 of the Indenture).

    The Indenture provides that if an event of default occurs and is not cured or waived, the trustee must use the same degree of care and skill as a prudent person would use in the conduct of his or her own affairs in the exercise of the trustee's power. (Section 6.1 of the Indenture). The trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the debt securities, unless that trustee has been offered security and indemnity satisfactory to that trustee. (Section 6.2 of the Indenture).

    We maintain ordinary banking relationships with Chase Manhattan Trust Company, N.A., including credit facilities and lines of credit.

GOVERNING LAW

    The Indenture is governed by Pennsylvania law.

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                              PLAN OF DISTRIBUTION

    We may sell the debt securities to or through underwriters, dealers, or agents or directly to one or more other purchasers.

    The prospectus supplement sets forth the terms of the offering of the particular series or issue of debt securities to which that prospectus supplement relates, including, as applicable:

    - the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of those debt securities;

    - the initial public offering or purchase price of those debt securities;

    - any underwriting discounts, commissions and other items constituting underwriters' compensation from us and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers;

    - any commissions paid to any agents;

    - the net proceeds to us; and

    - the securities exchanges, if any, on which those debt securities will be listed.

    The obligations of the underwriters to purchase debt securities will be subject to conditions precedent and each of the underwriters will be obligated to purchase all of the debt securities of that series or issue allocated to it if any of those debt securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    The debt securities may be offered and sold by us directly or through agents that we designate from time to time. Any agent involved in the offer or sale of the debt securities for which this prospectus is delivered will be named in, and any commissions payable by us to that agent will be set forth in, the applicable prospectus supplement. Each agent will be acting on a best efforts basis for the period of its appointment.

    Any underwriters, dealers or agents participating in the distribution of the debt securities may be deemed to be underwriters, and any discounts or commissions received by them on the sale or resale of debt securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against some civil liabilities, including liabilities under the Securities Act.

                          VALIDITY OF DEBT SECURITIES

    The validity of the debt securities will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's acquisition of Unicom Corporation as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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